FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                September 15, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1       RNS Announcement, re: Corporate Update  dated 15 September, 2005


British Energy Group plc


15 September 2005



Life Extension of Dungeness B Power Station



The Company announces that it has completed the necessary technical and economic evaluation, as well as requisite external reviews, and has decided to extend Dungeness B's accounting life for 10 years to 2018. The decision extends the expected life of Dungeness B for accounting purposes to 35 years in line with a number of the Company's other power stations.



Bill Coley, Chief Executive Officer said:



"This decision is based on a comprehensive technical and economic evaluation of Dungeness and is important in supporting the UK's security of electricity supply and climate change goals for the reduction of CO2 emissions."



The decision with respect to Dungeness B is not indicative of the potential for life extensions at the Company's other nuclear power stations which are subject to separate technical and economic evaluation, currently expected to be completed a minimum of 3 years before the scheduled closure date of each respective station.



The Company expects total Group investment in plant projects, major repairs and strategic spares to be GBP230m to GBP250m for the financial year 2005/06 and GBP200m to GBP250m for 2006/07. This includes the cost of work during those years with respect to the extension to Dungeness B's life. To enable this station to operate for the full ten years it is planned to spend an incremental GBP25m in total for the three years from 2007/08. This is in addition to expected normal investment spend.






Contacts:

John Searles         British Energy, Investor Relations            01506 408 715
Andrew Dowler        Financial Dynamics, Media                     020 7831 3113




Website:  www.british-energy.com



Notes:



Under the terms of the Nuclear Liabilities Funding Agreement ("NLFA"), the Company is required to notify the Nuclear Liabilities Fund Limited ("NLF") and the Nuclear Decommissioning Authority ("NDA") in advance of any potential change to the scheduled closure date of a power station.



Under the terms of the NLFA, the eventual costs of decommissioning British Energy's nuclear power stations will be met from the NLF. The Company requires the NDA's approval to any change to defer the scheduled closure date if the change would result in an increase in the costs of discharging liabilities. However, the NDA is required to approve the change if any economic benefit to the Secretary of State or NLF exceeds the additional cost of discharging liabilities. The Company has provided a programme of works to the NDA to extend the original scheduled closure date. The NDA has confirmed that the economic benefit offsets the additional liabilities.



The decision to extend the operating life of Dungeness B does not require a decision by the Nuclear Installations Inspectorate, which performs separate periodic reviews of the Company's power stations throughout their operating lives.





Station Lifetimes


Station                    Scheduled             Current                    Life
                        Closure Date            Lifetime               extension
                                                                         already
                                                                        Declared

Dungeness B                     2018            35 years                10 years
Hinkley Point B                 2011            35 years                10 years
Hunterston B                    2011            35 years                10 years
Hartlepool                      2014            30 years                 5 years
Heysham 1                       2014            30 years                 5 years
Heysham 2                       2023            35 years                10 years
Torness                         2023            35 years                10 years
Sizewell B                      2035            40 years                 0 years




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 15, 2005                  BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations